LTOVA HOLDINGS
One State Street Plaza · New York, N.Y. · 10004 · Tel: (212) 412-9160· Fax (212) 363-8459

Jacob Safier
jacob@wolfsongroup.com

October 5, 2010

Eugene I. Davis
Chairman
SeraCare Life Sciences, Inc.
37 Birch Street
Milford, MA 01757

Dear Mr. Davis:

As you know, we are the largest shareholders of SeraCare, owning more than 20% of the outstanding stock.  As such, we take a keen interest in the performance of the Company and its prospects for growth.  While we believe that management has successfully stabilized both the Diagnostic and Biopharmaceutical Products and BioServices segments of SeraCare’s business since emergence from bankruptcy, we believe that the Company must now transition to growing revenues through an increased focus on acquiring and developing healthcare and service-related products and on broadening sales of its existing products.  We believe that the Board as currently composed is not equipped to appropriately support management in this strategic redirection to maximize its value.  In our opinion, the Board of Directors needs new independent members with extensive strategic and operational leadership experience in the biotechnology sector, and with relevant scientific knowledge and laboratory experience, as well as industry experience, to be able to interact knowledgeably with management and provide for this strategic redirection on an informed and thoughtful basis.  And these board members must have the time necessary to devote to this undertaking.  We have discussed our concerns with you conceptually, and believe that you were agreeable to board change if that was what significant shareholders wanted.  We believe that other significant shareholders will endorse our proposal when they become aware of it.

We would like to suggest three people who, as independent directors, would add substantial relevant expertise and dimension to the Board of Directors.  First is Ken Banta, who is the Head of Corporate Strategic Affairs at Bausch + Lomb, and a former executive at several major biotechnology firms specializing in strategic projects.  Mr. Banta has amassed significant and diverse experience developing strategy for such major pharmaceutical companies as Schering-Plough Corporation and Pharmacia Corporation (now part of Pfizer), including sales and distribution activities.  In addition, we propose Michael Gatz, a biotechnical consultant with thirty years experience in both the private biotech industry and laboratory management, and Michael Frey, Ph.D., Director of the Pediatric Specialty Laboratory at New York Medical College, specializing in developing drug evaluation protocols and patient monitoring.  The extensive CV's of each of Mr. Banta, Mr. Gatz and Dr. Frey are enclosed for your reference.  All are completely independent of us, and have no agenda other than the Company's best interests.  All three candidates would of course be available to be interviewed by you, should you wish to do so, as promptly as possible.

We believe that, in order for SeraCare to realize its full business potential, the Board of Directors must be reconstituted with directors who have specifically relevant expertise in SeraCare’s core business.  Understanding the Company's business, products and markets requires this special expertise, and we are concerned that directors who lack it are not equipped to lead the Company in its transition to a focus on product acquisition and development, and revenue growth.  We were pleased with the addition of Harold Blue to the Board in 2009, as he brought to the board a depth of experience in the health care industry in which he has been engaged for his entire professional life.  We believe that Ms. Murphy brings real value to the Board given her financial and accounting expertise, as obviously does President and CEO Susan Vogt.  Mr. Banta, Mr. Gatz and Dr. Frey would bring a wealth of needed expertise to the Board of Directors, and we believe should replace the remaining directors to leave the size of the board at six.  We urge you and your fellow members of the Board of Directors to consider our proposal carefully.  And in the Company's best interest, this matter must be resolved promptly.

We would like to express our appreciation to you personally, as well as each of the board members for helping to bring the Company to this point.

We would welcome the opportunity to discuss this matter further at your convenience, and look forward to speaking with you soon.

Sincerely,

LTOVA HOLDINGS LLC

By:           /s/ Jacob Safier
Jacob Safier
Managing Member

/s/ Jacob Safier
JACOB SAFIER
W/enclosures

Ken Banta

Ken Banta is a highly experienced corporate affairs professional with a proven track record executing high performance transformations in complex, global organizations.

Ken has particular experience working as a coach and collaborator with the CEO in driving transformation, re-positioning the organization with key stakeholders, building a positive corporate reputation, and managing complex issues in volatile environments.

Experience

March 2010 – Present

Senior Advisor and subsequently (June 2010) Head of Corporate Strategic Affairs, Bausch + Lomb

As a member of the senior management team, engaged in all aspects of driving a turnaround agenda for the Company, reporting to the CEO.  Key responsibilities include developing and driving a new operating model and long term strategy for the company, working cross-functionally to build a new high performance culture and performance management system, and competitively positioning B+L with key customers and others.

March April 2003 – January 2010

Head of Corporate Strategic Affairs, Schering-Plough Corporation (and subsequently Merck.)

Responsible for strategic counsel and leadership on a wide array of issues and projects to drive the successful turnaround and transformation of the company.   Reported strategically to the CEO Fred Hassan (and operationally to the CLO).  Held a broad portfolio of responsibilities including a key role as sounding board and strategic advisor with Hassan.

Responsibilities and accomplishments included a key role in transforming a demoralized and disconnected organization into an aligned, energized high performance company.  Engaged in policy and issues management, and was a leader in the implementation of major stakeholder relationship activities ranging from top tier media relations, to collaboration with investor relations on shareowner relations.

Working closely with the CEO, successfully re-positioned Schering-Plough with key stakeholders from a position as one of the worst- performing companies in the industry, into a company seen as an innovation and performance leader in global healthcare.

Played a central role in pre-integration planning for Schering-Plough’s merger with Merck & Co which was completed in early November 2009.  Supported the post-merger integration activity in the combined new Merck organization into January 2010.

January 2000 – April 2003

Vice President, Strategic Communications, Pharmacia Corporation

Developed and led implementation of the internal and external communications strategy and execution for Pharmacia Corporation, formed through the merger of Pharmacia & Upjohn and Monsanto/Searle.  Played a significant role in the successful integration and change process following the merger, and led the implementation of a high-performance culture.  Led work that positioned Pharmacia as a first-tier global pharmaceutical company with key stakeholder groups.  Served as a member of the Operations Committee, one of the two senior management Committees of the Corporation.

October 1996 - December 1999

Vice President, Corporate Communications, Pharmacia & Upjohn

After joining this troubled transatlantic merger, subsequently worked closely with newly appointed CEO Fred Hassan to execute a broad-based ‘turnaround’ program.  Developed and executed the internal and external communications supporting the successful turnaround of the company through 1999 and the decision to merge with Monsanto announced at the end of 1999

January 1995- October 1996

CEO, Longford Services, Limited

Led this London-based independent public affairs consultancy advising clients on public affairs strategies and organization.  Clients included Shell, British Gas, and a number of foreign government ministers and agencies.

1990 - January 1995

Board Director, Senior Counselor, Burson-Marsteller London

Directed a wide range of significant international communications projects for governments and global companies.  Led the creation of an East-Central Europe network of consulting offices for the agency following the fall of communism.

1985 - 1990

Eastern Europe Bureau Chief, Senior Correspondent Europe, Time Magazine

Reported the newsmagazine’s coverage of the fall of communism in Eastern Europe, and a wide range of feature stories on the region.  Subsequently, as senior correspondent in Europe, covered major business and political stories in Western Europe -- from the revitalization of British Airways, to E.U. integration issues.

1981 - 1985

U.S. Correspondent, then World News writer and editor, Time Magazine

Assignments covering the Midwest based in Chicago, and then the North Atlantic region based in New York City.  Stories included presidential campaigns, social trends, sports, the AIDS epidemic, religion and business.  Subsequently, as world news editorial staff writer, had responsibilities for general global coverage with a focus on Southern Africa.

Education

Amherst College, Amherst, Massachusetts; B.A.

University College, Oxford; graduate study in international relations on a Rhodes scholarship

Organizations and Memberships

Board of Directors, Common Ground, New York City

Board of Advisors, Johns Hopkins Center for Refugee and Disaster Response.

Board of Directors, The Hudson Union Society, New York City

The P.R. Seminar
The Wisemen group
Conference Board

The Groucho Club (London)
Norwood House (New York)

Languages

German
Conversational Italian

Personal

U.S. citizen. Born in Germany; raised and educated in Germany, Italy, and the U.S.

 Enjoy writing, reading, theater, hiking, and alpine ski-touring/back country skiing.

Michael Gatz

Michael Gatz has held leadership positions in both private industry and laboratory management over the last thirty years.  From 2001 to the present he has been a technical consultant to Bioreclamation, a manufacturer of both animal and human negative controls for the pharmaceutical industry.  These products are additionally sold to contract research organizations and government research organizations.  From 1995 – 2001, Michael served as president of Bioreclamation which he founded, developed and then sold.

Prior to Michaels years with Bioreclamation, from 1992 thru 1995, he served as an associate director and associate faculty member of the Albert Einstein College of Medicine in the Department of Obstetrics and Gynecology Laboratories and the New York State Licensed In-vitro Fertilization Laboratory.  He assisted in the design, budget, equipping and planning of a 4 million dollar laboratory that has employed 30 technical, clerical and professional staff members.  The disciplines include genetics, biochemistry, cytogenetics, clinical chemistry, endocrinology, and molecular genetics.  Michael was responsible for the New York State Department of Health and New York City Department of Health Laboratory compliance, OSHA regulations, Federal Government Clinical Laboratory Improvement Act of 1988 compliance, New York State Department of Health, Division of Radiation Safety compliance, New York City, and the Bureau of Radiation Safety.  He assisted in the design of laboratory computer information systems for the New York City Health and Hospital Corporation.

During the years 1972 thru 1991 Michael was employed at the Albert Einstein College of Medicine as the Laboratory Manager of the Department of Laboratory Medicine.  He was responsible for Immunoassay test development, immunoassay test evaluation, antibody production (both monoclonal and polyclonal), budgets, planning, purchasing, inventory control, computer management, accreditation, quality control, scheduling, hiring, chemical hazard containment and storage, infectious waste management and storage, radiation waste, and storage, performed research in reproduction and toxicology of reproduction  He was also responsible for training medical residents, medical students, technologists, technical trainees, and continuing medical education.

Michael was employed by the Albert Einstein College of Medicine as a Laboratory Supervisor for the Clinical Chemistry and Steroid Laboratory from 1965 thru 1972.  He supervised eight technical and three clerical staff members.  He was responsible for testing that included the use of Chemistry Analyzers (SMAC, AA equipment) and Gamma Counters.  In this position he worked with Dr. Bernard Zondek (Nobel Laureate).

From 1962 thru 1965 Michael worked as a Laboratory Technologist for Albert Einstein college of Medicine working on Pap Smears and Hormonal Cytology.  He was trained by Dr. George Papanicolaou (PAP Smear) to read both PAP and Hormonal Smears.

Professional Memberships
●	American Association of Clinical Chemists
●	Clinical Ligand Society

Service
●	Member, Bronx Municipal Hospital Center-Preparedness Committee for Joint Commission Accreditation of Hospitals.
●	Member, Chemical Hazard and Storage Committee
●	Member, Subcommittee on Chemical Waste Disposal
●	Member, Biohazard Waste Committee
●	Fund raising for research seminars

Education:
1974 Bachelor of Science degree                                                                State University of New York
Empire State College
Major: Chemistry
Minor: Biology
Michael Gatz has co-authorized eighteen publications that are directly related to human health and reproduction:

●	Thysen, B., Meyer, D.J., and Gatz, M., “Semiautomated Assay for Rapid Determination of Estrogens in Late-Pregnancy Urine”, Obstetrics and Gynecology, 36, 799, (1970).
●	Thysen, B., Meyer, C.J. and Gatz, M., “Automated Colorimetric Method of Estrogen Determination in Late Pregnancy Urine”, Advances in Automated Analysis/Clinical Analysis, 1, 563, (1970).
●
Schatz, F., Morrill, G.A., Thysen, B., and Gatz, M., “In Virto Metabolism of Progesterone in the Ovary of Rana Pipiens”, Abstr., Seventh Annual Meeting, Society for the Study of Reproduction, Ottawa (1974).

●
Gatz, M., and Thysen, B., “An Automated Colorimetric Determination of Tetrahydro-11-Deoxy-Cortisol in Human Urine”, Abstr. 26th Annual Meeting, American Association of Clinical Chemists, Las Vegas, (1974).

●	Thysen, B., Bloch, E., Rettura, G., Gatz, M., Levenson, S., and Seifter, E., “Action of 3H-Estadiol in Adenocarcinoma”, Abstr. 169th National Meeting, American Chemical Society, Phila., PA (1975).
●
Koren, Z., Lev-Gur, M., Gatz, M., Randolph, G., Thysen, B., and Bloch, E., “Progesterone Levels in Amniotic Fluid and Maternal Plasma in Prostaglandin in F2α Induced Mid Trimester Abortion “, Obs-Gen., 48, 472 ,(1976).

●
Koren, Z., Lev-Gur, M., Gaz, M., Randolph, G., hysen, B., and Bloch, E., “Cortisol Levels in Amniotic Fluid and Maternal Plasma in Prostaglandin in F2α Induced Mid Trimester Abortion”, Obs-Gyn., 127, 639, (1977).

●	Shangold, M. Freeman, R., Thysen, B., and Gatz., M., “The Relationship Between Long Distance Running, Plasma Progesterone, and Luteal Phase Length”, Fertility and Sterility, 31, 130, (1979).
●
Tyson, B., Gatz, M., Rettura, G., Padawer, J., Levenson, S., and Seifter, E., “Effect of 3H Estradiol and Rodent Tumors”. Presented at the 2nd Chem. Cong. Of the North American Continent, Amer. Chem., Soc., Las Vegas, Nevada, (1980).

●	Thysen, B., Gatz, M. “Automation of Radioimmunoassays” Presented at the 31st National meeting of American Association of Clinical Chemistry Workshop, New Orleans, (1979).
●
Thysen, B., Gatz, M., Rettura, Demetriou, A., Samson, R., Seifter, E., and Levenson, S., “Serum Hepatotrophic Factor(s) Following Partial Hepatectomy”, Presented at the 2nd Chemical Cong. Of the North Amer. Continent, Amer. Chem. Soc., Las Vegas, Nevada, (1980).

●
Padawer, J., Rettura, G., Thysen, B., Gatz, M., and Seifter, E., “Combined Treatment with Radioestradiol-Lucanthone in Mouse C3HBA or BW 10232 Tumors in an Estrogen Bioassay”, Intern, J. Radiat. Oncol. Biol.:Phys., 7:349-357, (1981).

●	Shangold. M., Gatz, M. and Thysen, B., “Acute Effects of Exercise on Plasma Concentrations of Prolactin and Testosterone in Recreational Women Runners”, Fertil. And Sterility, 35, 699, (1981).
●
Thysen, B., Gatz, M., Freeman, R., Alpert, B.E., and Charytan, C., “Serum Thyroid Hormone Levels in Patients won Continuous Ambulatory Peritoneal Dialysis and Regular Hemodialysis:, Nephron, 33:49-52, (1093).

●
Freeman, R., Lev-Gur, M., Koslowe, R., Schulman, H., Gatz, M., “Maternal Plasma and Amniotic Levels of Estradiol, Estrone, Progesterone and Prolactin in Early Pregnancy”, Obstetrics and Gynecology, 62: 507=510, (1984).

●
Thysen, B., Gatz, M., Varma, S., Friedman, R., Seifter, E. and Bloch, E., “Reproductive Effects of 2,4-Toluenediamine (TDA)”, 187th National Meeting, American Chemical Society, Reproductive Toxicology, St. Louis, MO (1984).

●	Cohen, B., Gatz, M., Barad, D., Grunfeld, L., “Endocrine Dynamics of the Trophoblast”, Society of Gynecological Investigation, Toronto, (1986).
●
Jemal, M., Rao, S., Gatz, M., Whigan, D., Liquid Chromatography Mass Spectrometric Quantitative Determination of the HIV Protease Inhibitor Atanavoir (BMS-232632) in Human Peripheral Blood Mononuclear Cells (PBMC): Practical Approaches to PBMC Preparation and PBMC Assay Design for High Throughput Analysis, J. Chromatography B, Analytical Technology Biomed. Life Sci., 2003, Oct. 5, 2003, 794(2) 273-289.

Michael Frey Ph.D.

Education and Certification

New York State Department of Health	Albany, NY
Director’s License: Endocrinology, Clinical Chemistry, Hematology	1991
Blood Lead, Diagnostic Immunology, Genetic Evaluation

City of New York	NY, NY
Supervisor’s License: Clinical Chemistry	1970

New York University	NY, NY
NIH Post-Doctoral Fellow	1968-1970

Hahnemann Medical College	Philadelphia, PA
NIH Fellow, Ph.D. Analytical Biochemistry	1968

Philadelphia College of Pharmacy and Science	Philadelphia, PA
B.S. Chemistry	1962

Experience

New York Medical College	Valhalla, NY
Director, Pediatric Specialty Laboratory	1990 to Present
Assistant Professor of Pediatrics, Department of Pediatrics

Responsible for operation, supervision and testing procedures in endocrinology, immunology, lead evaluation, biochemical genetics and special protocols required by the Pediatrics/Medicine Departments for patient evaluation and diagnosis.  The Laboratory is New York State and CLIA certified and also acts as a research laboratory developing drug evaluation protocols, patient monitoring and new methods.

New York Medical College/Sound Shore Medical Ctr. of Westchester	New Rochelle, NY
Director, Pediatric Specialty Lead Laboratory	1996-1999

New York Medical College/St. Agnes Hospital	White Plains, NY
Director, Pediatrics Specialty Lead Laboratory	1991-1996

Responsible for all blood lead testing and evaluation of pediatric patients referred by Westchester County Department of Health, private physicians and hospitals.  Further treatments involved monitoring elevated lead patients, testing during mobilization (challenge) and chelation.  Both labs were directly linked to the Westchester County Department of Health and the New York State Department of Health for screening, monitoring, demographics and safe housing of elected families.

Technicon Instruments Corporation	Tarrytown, NY
Laboratory Manager, Senior Scientist	1979-1989
Immunology Process and Product Development, Research and Dev. Div.

Responsible for process development and production of immunoassay kits utilized in automated analyzer systems and antigenic determination of T-cell lymphocytes and monocytes call surfaces for use in automated hematology systems.  Supervised section of six professionals which was responsible for the identification purification and qualification of antibody for production.  The group determined the specifications, designed the scale-ups and testing protocols for production and quality control.

1.  Wrote and edited literature detailing manufacturing procedures, test protocols raw material specifications, stability testing and use testing.

2.  Coordinated production scheduling, training of personnel and transfer of all methodologies.

3.  Coordinated trouble-shooting team during production.

4.  Identified secondary and tertiary suppliers of components critical to maintenance of consistent production.

Reference and Evaluation Laboratory Supervisor	1983-1986
Reference and Evaluation Laboratory

Developed product evaluation performance standards to meet Research and Marketing goals.  Supervised a team of six professionals to insure compliance of all Technicon products, instrumentation, and methods with FDA 510K requirements.  Co-wrote broad range of product inserts product use directions.

Laboratory Manager	1979-1983
Product and Process Development, Technical Division

Supervised development group of four professionals and two technicians.  Responsible for the introduction, testing and production of new diagnostic kits and reagents for continuous flow and random access instrumentation.

1.  Wrote manufacturing formulation, control procedures and developed specifications for new products.

2.  Maintained kit and reagent inventory.

3.  Solved production problems, implemented production improvements

4.  Supervised new product field testing

5.  Compiled data for FDA submission

6.  Coordinated contract research projects and co-wrote kit and reagent product inserts

7.  Trained new customers, handled customer complaints

8.  Established field service contracts.

The Upjohn Company	Kalamazoo, MI
Technical Manager	1976-1979
Diagnostic Division, Development and Production

Supervised three professionals and two technicians responsible for introduction, testing and production of new diagnostic kits and reagents.  Responsible for sales presentations, demonstrations and continued customer service.  Directed all phases of production including interdepartmental design, coordination of manufacturing methods and facilities, scale-ups and continued product evolution.

Abbott Laboratories	N. Chicago, IL
Group Leader	1972-1976
Technical Support, Diagnostics Division

Supervised ten technicians and support personnel responsible for product introduction of in-vivo, in-vitro diagnostic kits and sterile therapeutic agents.  Acted as liaison between research, production, marketing and regulatory affairs designing equipment and developing production methods.  Wrote all submissions and handled all documentation in filing of INDs and NDAs to FDA and BOB.

Brookdale Hospital Medical Center	Brooklyn, NY
Section Head	1971-1972
Clinical Research Division

Directed clinical laboratory of seven licensed medical technicians performing non-routine chemical analyses in a 1000 bed hospital.  Evaluated and introduced all new laboratory tests and developed antisera for radioimmunoassays.  Studied in-vivo isotopic treatment effects with Radiation Physicist and Radiopharmacist.

Institute for Muscle Disease, Muscular Dystrophy Foundation	NY, NY
Associate Member	1971-1972
Department of Steroid Chemistry

Directed analytical laboratory for Institute.  Researched relationship of steroid and lipid metabolism in skeletal muscle and subcellular organelles and their effect on muscular dystrophy.  Investigated the drug modification of steroid and lipid metabolism in dystrophic tissue utilizing combined gas chromatography/mass spectrometer for identification and quantification.

New York University Medical Center	NY, NY
Post-Doctoral Fellow	1968-1970
Department of Obstetrics and Gynecology, Endocrine Division

Researched the hydroxylation, aromatization and conjugation mechanisms of estrogen precursors in fungi and bacteria.  Studied mechanisms of conjugation in-vivo during human pregnancy and fetal liver and kidney homogenates.